Anpath Group, Inc.

116 Morlake Drive, Suite 201

Mooresville, North Carolina 28117

September 12, 2007

VIA EDGAR

United States Securities & Exchange Commission

100 F Street N.E.

Washington, D.C.  20549-7010

Attention:  Jennifer Hardy

Re:

Anpath Group, Inc. (formerly Telecomm Sales Network, Inc.)

Registration Statement on Form SB-2/A Amendment No. 2

SEC File No. 333-137479

Dear Ms. Hardy,

This is in reply to your letter of comment dated May 22, 2007, regarding the Registration Statement on Form SB-2 identified above.  The Registration Statement has been amended to respond to the comments provided in your letter and to update, as necessary, information provided in Amendment No. 2.  Copies of Amendment No. 3 to the Registration Statement on Form SB-2 (“Amendment No. 3”) marked to show the changes from Amendment No. 2 are being forwarded via overnight courier to you and to Al Pavot and Brigette Lippman of the Securities and Exchange Commission’s (the “SEC”) staff to facilitate their review of this filing.

The paragraph numbers below correspond to the numbered paragraphs in your comment letter and the page references are the same as set forth in your Letter of Comment.  The page references in our responses refer to the page number of Amendment No. 3.  We do not repeat your comments but will try to respond to your expressed concerns.

General

Comment No. 1.  The reason that the Company reduced the number of shares being registered was that as a result of certain selling stockholders’ shares being taken out of the Registration Statement and a cashless exercise of a warrant by Atypical Bioventures, there were fewer shares to register.  The change in the conversion ratio reported in Amendment No. 2 resulted from the expiration of options to acquire approximately 93,000 shares of EnviroSystems preferred stock. When the options expired, the shares of our common stock that would have been issuable upon exercise of the options, were allocated among the remaining holders of EnviroSystems preferred stock and options and warrants to acquire EnviroSystems preferred stock (collectively, the “EnviroSystems Securityholders”) resulting in a change in the number of shares of our common stock issued to the remaining EnviroSystems Securityholders, but not changing the total shares issued pursuant to the Merger of 6,400,000 shares.  In Amendment No. 3, the total number of shares being registered has not changed, however, the number of shares issued pursuant to the Merger was reduced by 2,500,000 shares as a result of the settlement of the Company’s claim for indemnification.  As part of the settlement, the Company issued a warrant to purchase 2,500,000 shares of common stock.

Prospectus Summary, page 1

Comment No. 2.  The Company has amended the Prospectus Summary to reconcile the number of shares that it is registering in the fee table with the shares described in the summary, the risk factors, and selling shareholders sections.  Please see pages 1-2, 12 and 41 of Amendment No. 3.

Comment No. 3.  The Company has amended the Prospectus Summary to include a description of the transaction pursuant to which a selling shareholder acquired warrants to purchase 1,000,000 shares of common stock.  Please see page 2 of Amendment No. 3.

United States Securities & Exchange Commission

September 12, 2007

Executive Compensation, page 31

Certain Relationships and Related Transactions, page 61

Comment No. 4.  The Company’s Registration Statement was filed on September 20, 2006 and, accordingly, the executive compensation and related transaction sections in Amendment No. 2 were not revised to reflect the amended executive compensation rules.  The Company has included in Amendment No. 3 revised disclosure as required under the amended rules.  Please see pages 34-36 of Amendment No. 3.

Security Ownership of Certain Beneficial Owners and Management, page 35.

Comment No. 5.  The discrepancy in the total number of shares owned by officers and directors in Amendment No. 1 and Amendment No. 2 was due to a typographical error. The Company has included in Amendment No. 3 the correct total.

Selling Stockholders, page 37

Comment No. 6. The Company has amended the footnotes to describe the transactions pursuant to which the shareholders listed received their shares.  Please see pages 43-65 of Amendment No. 3.

Comment No. 7.   The Company has revised the selling stockholder section and footnotes to delineate which selling shareholders are broker dealers and which are affiliates or associates of broker dealers.  Please see pages 43-65 of Amendment No. 3.

In connection with the Company’s anticipated request for acceleration of effectiveness of the above noted registration statement, the Company acknowledges the following:

(a)

Should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

(b)

The action of the SEC or the staff, acting pursuant to the delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)

The Company may not assert this action as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further comments or questions, please do not hesitate to contact our counsel, either Lawrence Nusbaum or Andrew Russell of Gusrae, Kaplan, Bruno & Nusbaum PLLC, at 212-269-1400 or you may contact them via e-mail at lnusbaum@gkblaw.com or arussell@gkblaw.com, respectively, if you have further comments or desire any further information.

Very truly yours,

Anpath Group, Inc.

By: /s/ J. Lloyd Breedlove

J. Lloyd Breedlove

Chairman of the Board of Directors

cc (via Federal Express, w/encl.):

Al Pavot

Brigette Lippman